As filed with the Securities and Exchange Commission on June 30, 2005
Registration No. 333-105903
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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Bangla Property Management, Inc.

Colorado                                                        6531                                 84-1595829                      059896 10 0
(State or other jurisdiction                  (Primary Standard Industrial         (I.R.S. Employer               CUSIP Number
of incorporation or organization)          Classification Number)               Identification Number)

3540 Albert Street, Regina, Saskatchewan, Canada  S4S 3P5
Telephone (306)586-6643
(Addresses and telephone numbers of principal executive offices and businesses)

Incorp Services Inc.
6075 S. Eastern Avenue
Suite 1, Las Vegas, Nevada, 89119-3146
Tel: (702) 866-2500
(Name, address and telephone number for Agent for Service)

(Check one):  [X] Form 10-K  [   ] Form 20-K    [   ] Form 10-Q   [   ] Form N-SAR

For Period Ended: March 31, 2005

                  [X]      Transition Report on Form 10-K
                  [   ]      Transition Report on Form 20-K
                  [   ]      Transition Report on Form 11-K
                  [   ]      Transition Report on Form 10-Q
                  [   ]      Transition Report on Form N-SAR

For the Transition Period Ended: March 31, 2005

PART I — REGISTRANT INFORMATION

Bangla Property Management, Inc.
3540 Albert Street, Regina, Saskatchewan,
Canada    S4S 3P5
Telephone (306) 586-6643

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

[X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant's recent activities have delayed the preparation and review of the report which is due June 30, 2005.

PART IV — OTHER INFORMATION

The name and telephone number of person to contact in regard to this notification is Shawn Erickson, telephone: 306-586-6643.

To date we have not had any other periodic reports to file as required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

We do not anticipate that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

Bangla Property Management, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date ____June 30, 2005  ____________________   By _/s/ Shawn Erickson_________________________
                                                                                        Shawn Erickson, Director, President, CEO and CFO